                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)
                                       *

                                JENNY CRAIG, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 COMMON STOCK, PAR VALUE $0.000000005 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22406 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SIDNEY CRAIG
                            11355 N. TORREY PINES RD.
                           LA JOLLA, CALIFORNIA 92037
                                 (858) 812-7000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  JUNE 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 22406 10 2                                         PAGE 2 OF 11 PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        Sidney Craig

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER
            SHARES              -0-
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       8     SHARED VOTING POWER
             EACH               14,212,500
          REPORTING       ------------------------------------------------------
          PERSON WITH     9     SOLE DISPOSITIVE POWER
                                -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,212,500
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        14,212,500
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        68.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 22406 10 2                                         PAGE 3 OF 11 PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        Jenny Craig

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER
            SHARES              -0-
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       8     SHARED VOTING POWER
             EACH               14,212,500
          REPORTING       ------------------------------------------------------
          PERSON WITH     9     SOLE DISPOSITIVE POWER
                                -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,212,500
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        14,212,500
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        68.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 22406 10 2                                         PAGE 4 OF 11 PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        Craig Enterprises, Inc.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER
            SHARES              -0-
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       8     SHARED VOTING POWER
             EACH               13,838,600
          REPORTING       ------------------------------------------------------
          PERSON WITH     9     SOLE DISPOSITIVE POWER
                                -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                13,838,600
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        13,838,600
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        66.9%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 22406 10 2                                         PAGE 5 OF 11 PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        SJF Enterprises, Inc.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER
            SHARES              -0-
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       8     SHARED VOTING POWER
             EACH               13,838,600
          REPORTING       ------------------------------------------------------
          PERSON WITH     9     SOLE DISPOSITIVE POWER
                                -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                13,838,600
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        13,838,600
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        66.9%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 22406 10 2                                         PAGE 6 OF 11 PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        DA Holdings, Inc.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER
            SHARES              -0-
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       8     SHARED VOTING POWER
             EACH               1,950,000
          REPORTING       ------------------------------------------------------
          PERSON WITH     9     SOLE DISPOSITIVE POWER
                                -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                1,950,000
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,950,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        The statement on Schedule 13D filed on February 22, 1996 (the "Initial Filing"), relating to the Common Stock, $.000000005 par value per share, CUSIP Number 22406102 ("Issuer Common Stock"), of Jenny Craig, Inc., a Delaware corporation ("Issuer"), and filed by Sidney Craig, Jenny Craig, Craig Enterprises, Inc., a Delaware corporation, SJF Enterprises, Inc., a Delaware corporation, and DA Holdings, Inc., a California corporation, as amended by Amendment No. 1 to the Initial Filing filed on March 21, 1996, is amended and restated as follows:


ITEM 1.        SECURITY AND ISSUER

        This Amendment No. 2 to Schedule 13D relates to the Common Stock of Issuer, having its principal executive offices at 11355 N. Torrey Pines Rd., La Jolla, California 92037.


ITEM 2.        IDENTITY AND BACKGROUND

               This Amendment No. 2 to Schedule 13D is filed on behalf of Sidney Craig ("Mr. Craig"), Jenny Craig ("Mrs. Craig"), Craig Enterprises, Inc., a Delaware corporation ("CEI"), SJF Enterprises, Inc., a Delaware corporation ("SJF"), and DA Holdings, Inc., a California corporation ("DAHI") (Mr. Craig, Mrs. Craig, CEI, SJF and DAHI are collectively referred to hereinafter as the "Filing Persons"). SJF owns directly 11,888,600 shares of Issuer Common Stock constituting 57.5% of the outstanding Issuer Common Stock. DAHI owns directly 1,950,000 shares of Issuer Common Stock constituting 9.4% of the outstanding Issuer Common Stock. The Sidney and Jenny Craig Foundation owns directly 373,900 shares of Issuer Common Stock constituting 1.8% of the outstanding Issuer Common Stock. Mr. Craig and Mrs. Craig, who are husband and wife, own in the aggregate 100% of the outstanding Common Stock of CEI through the Sidney and Genevieve Craig Revocable Trust UTA dated May 29, 1981, of which they are the trustors, trustees and sole beneficiaries. CEI owns 100% of the outstanding Common Stock of SJF. SJF owns 100% of the outstanding Common Stock of DAHI. Mr. Craig is President and director, and Mrs. Craig is Vice President, Chief Financial Officer and director, of The Sidney and Jenny Craig Foundation. For information with respect to the amount of shares of Issuer Common Stock beneficially owned by each of the Filing Persons, and percent of class and sole or shared voting power with respect to such shares, see the respective cover sheets included in this Amendment No. 2 to Schedule 13D with respect to each Filing Person.

               Mr. Craig has his business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. The principal occupation of Mr. Craig is to serve as the Chairman of the Board and Chief Executive Officer of Issuer.

               Mrs. Craig has her business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. The principal occupation of Mrs. Craig is to serve as the Vice-Chairman of the Board of Issuer.

               CEI has its principal business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. CEI's principal business is investing in securities and business enterprises.

                                                              Page 7 of 11 Pages

               SJF has its principal business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. SJF's principal business is to hold shares of Issuer Common Stock.

               DAHI has its principal business address at 11355 N. Torrey Pines Rd., La Jolla, California 92037. DAHI was incorporated on February 8, 1996 and has engaged in no activities other than issuance of shares of Common Stock of DAHI to SJF in exchange for shares of Issuer Common Stock.

               During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               Mr. Craig and Mrs. Craig are each a citizen of the United States.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4.        PURPOSE OF TRANSACTION
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               On June 2, 2000, CEI delivered to Issuer a letter dated June 2, 2000 addressed to the Board of Directors of Issuer (the "Bid Letter") in which CEI proposed to acquire, through SJF, all of the outstanding shares of Issuer Common Stock not already owned directly or indirectly by SJF for a cash price of $3.75 per share (the "Cash Price"). CEI proposed that the transaction be completed through a tender offer followed by a merger of SJF into Issuer, each at the Cash Price (the "Transaction"). As a result of the Transaction, Issuer would become a wholly-owned subsidiary of CEI, the parent company of SJF.

               CEI proposed conditioning the Transaction upon (i) the approval by the Board of Directors of Issuer, (ii) negotiation and execution of definitive acquisition documents, and (iii) satisfaction of all applicable regulatory and governmental requirements, and certain other conditions customarily contained in transactions of this type.

               Financing for the Transaction would be provided by loans to SJF from CEI or others, but CEI stated that the Transaction is not conditioned on financing.

               CEI expects that the Transaction would occur prior to September 30, 2000. Upon completion of the Transaction, Issuer would seek to cause its shares of common stock to be delisted from trading on the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

               After the Transaction, if it occurs, CEI believes that Issuer would realize savings of time, expense and personnel resources resulting from the elimination of proxy statements,


                                                              Page 8 of 11 Pages
annual and quarterly reports and compliance with United States securities laws for public companies. In addition, after the Transaction, if it occurs, CEI expects that it will be able to make an S election under the Internal Revenue Code of 1986, as amended, and "Qualified Subchapter S Subsidiary" elections for Issuer and certain affiliates, which could offer CEI and its subsidiaries more favorable tax treatment than that presently enjoyed.

               It is expected that a special committee of independent directors of the Issuer will be appointed to consider the proposal and that this committee will engage independent financial advisors and legal counsel to assist it in its deliberations.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) The responses of the Filing Persons to Items (11) and (13) of the cover pages of this Amendment No. 2 to Schedule 13D which relate to the aggregate number of shares and percentage of Issuer Common Stock beneficially owned are incorporated herein by reference.

               (b) The responses of the Filing Persons to Items (7) through (10) of the cover pages of this Amendment No. 2 to Schedule 13D which relate to the shares of Issuer Common Stock beneficially owned are incorporated herein by reference.

               (c)    Not applicable.

               (d)    Not applicable.

               (e)    Not applicable.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 1. Joint Reporting Agreement dated as of June 5, 2000 among the Filing Persons with respect to filing of this Amendment No. 2 to
Schedule 13D (filed as an exhibit hereto).

               Exhibit 2. Bid Letter dated June 2, 2000 from CEI to the Board of Directors of Issuer.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         June 5, 2000                     /s/ Sidney Craig
--------------------------------          --------------------------------------
            Date                          SIDNEY CRAIG



                                          /s/ Jenny Craig
                                          --------------------------------------
                                          JENNY CRAIG




                                          CRAIG ENTERPRISES, INC.


                                          By:  /s/ Sidney Craig
                                          --------------------------------------
                                                  Sidney Craig, Chairman




                                          SJF ENTERPRISES, INC.


                                          By:  /s/ Sidney Craig
                                          --------------------------------------
                                                  Sidney Craig, Chairman




                                          DA HOLDINGS, INC.


                                          By:  /s/ Sidney Craig
                                          --------------------------------------
                                                  Sidney Craig, Chairman

                                                             Page 10 of 11 Pages